Exhibit 99.0

DiVall Insured Income Properties 2, L.P.

QUARTERLY NEWS

A publication of The Provo Group, Inc.	THIRD QUARTER 2006

REMAINING 2006 CASH FLOW DISTRIBUTIONS HIGHER THAN ORIGINAL PROJECTIONS…

Good news— the Third Quarter of 2006 distribution of approximately $8 per unit is higher than the expected distribution reported in the Second Quarter newsletter of $7.56 per unit (and approximately 14% higher than originally projected.) Increased cash flows were primarily due to collections received from a defaulted tenant, Popeye’s (Park Forest, IL), during the Third Quarter (see Property Highlights below) and the Blockbuster lease renewal. The Fourth Quarter distributions, which are scheduled to be mailed in February of 2007, are projected to be approximately $7.56 per unit (total distributions of $350,000) adjusted for any Fourth Quarter collections from Popeye’s. This projection is $.54 per unit higher than originally anticipated.

2007 PROJECTIONS…

We are again confident in forecasting stable performance for 2007 and expect our rate of return on net asset values to again easily exceed yields on alternative investments.

DISTRIBUTION HIGHLIGHTS
• $370,000 distributed for the Third Quarter of 2006 which is approximately $45,000 higher than originally projected.	• Quarterly distributions from 2006 operating cash flows have totaled $1,100,000 to-date, which is $125,000 higher than originally projected.

•      The Third Quarter distribution is approximately $8 per unit. The annualized “operating return” for the Third Quarter of 2006 is about 7.8%, based on the Net Asset Value (“NAV”) of $410 per unit as of December 31, 2005.

•      $1,372 to $1,223 range of cumulative distributions per unit from the first unit sold to the last unit sold before the initial offering closed (3/90), respectively. (Distributions are from both cash flow from operations and “net” cash activity from financing and investing activities).

SEE INSIDE

Property Highlights	2
Helpful Glossary of Financial Terms	2
Answers to Frequently Asked Questions	3
Investor Relations Contact Information	3

PAGE 2	DIVALL 2 QUARTERLY NEWS	3 Q 06

PROPERTY HIGHLIGHTS

DEFAULTED TENANT

Park Forest, IL (operates as a Popeye’s restaurant): The tenant was delinquent on September 30, 2006 in the amount of $22,390. This amount includes $12,880 in monthly rent and $9,500 in property tax escrows. As stated in the previous newsletter, the Partnership has defaulted Popeye’s and has filed for possession of the property in the Cook County Courts. Monthly rent and escrow payments totaling approximately $45,000 were received from the tenant during the Third Quarter. Popeye’s remains liable for rent and property tax obligations through the remainder of its lease (expiration is 12/31/2009).

PROPERTY HELD FOR SALE

Phoenix, Arizona (operates as Sunrise Preschool): The property continues to be listed for sale at an asking price of $1.7 million.

FORMER SOUTH MILWAUKEE PROPERTY LITIGATION

In September of 2006, the Partnership paid $25,000 to settle environmental remediation claims arising from the April 2003 sale of the property in South Milwaukee, Wisconsin. This was significantly less than it would have cost to defend the litigation.

GLOSSARY of TERMS

•      Investment Portfolio: Properties held by the Partnership. The investment portfolio has decreased since the Partnership’s inception due to the sale of individual properties. The Partnership portfolio currently holds 19 properties. The Sunrise Preschool property is currently listed as Property Held For Sale in the financial statements, due to the marketing of the property for sale.

•      Distribution per unit: This is calculated based upon the total quarterly distribution amount divided by 46,280.3 (which is the total number of Partnership investor units).

•      Net Asset Value (“NAV”) per unit: This is calculated based upon the total NAV of the Investment Portfolio divided by 46,280.3 (which is the total number of Partnership investor units).

•      Net Asset Value (“NAV”): NAV is the projected liquidating value of the current Partnership Investment Portfolio, net of other assets and actual and projected liabilities. The NAV of the current Investment Portfolio is computed annually by Management, based upon established historical criteria. The portfolio’s NAV changes due to the sales of property, rent adjustments, vacancies, sales performance, and remaining lease terms. For example, the sale of a property will reduce the NAV of the Investment Portfolio because that property has been converted from a long-term asset to cash available for distribution.

•      Annualized “operating return”: This is an investor’s rate of return based upon the current quarterly distribution as a percent of the current NAV (previous year-end NAV adjusted for any sales in the current year) of the Investment Portfolio. The current quarterly distribution is annualized by multiplying the total distribution amount by four (number of quarters in year). To calculate the annualized operating return, you must then divide the annualized distribution by the current NAV of the Investment Portfolio.

PAGE 3	DIVALL 2 QUARTERLY NEWS	3 Q 06

ANSWERS TO FREQUENTLY ASKED QUESTIONS:

•	When can I expect my next distribution mailing?

Your distribution correspondence for the Fourth Quarter of 2006 is scheduled to be mailed on February 15, 2007.

•	When can I expect the December 31, 2006 Net Asset Value (NAV)?

The Net Asset Value letter from the General Partner is scheduled to be mailed in February of 2007.

•	When can I expect to receive my 2006 Schedule K-1?

According to IRS regulations we are not required to mail K-1’s until April 15th. The 2006 K-1’s are scheduled to be mailed out by mid- March of 2007.

•	When can I expect to receive my 2006 Annual Form 10-K Report?

Your Annual Report is scheduled to be mailed in May of 2007.

•	I’ve moved. How do I update my account registration?

Please mail or fax to DiVall Investor Relations (see contact information below), a signed letter stating your new address and telephone number. Updates cannot be accepted over the telephone or via voicemail messages.

•	If I have questions or comments, how can I reach DiVall Investor Relations?

You can reach DiVall Investor Relations via the contact information listed below.

INVESTOR RELATIONS CONTACT INFORMATION:

MAIL:	DiVall Investor Relations	PHONE:	1-800-547-7686
	c/o Phoenix American Financial Services, Inc.	FAX:	1-415-485-4553
2401 Kerner Blvd.
San Rafael, CA 94901

DIVALL INSURED INCOME PROPERTIES 2 L.P.

STATEMENTS OF INCOME AND CASH FLOW CHANGES

FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2006

	PROJECTED	ACTUAL	VARIANCE
	3RD QUARTER 09/30/2006	3RD QUARTER 09/30/2006	BETTER (WORSE)
OPERATING REVENUES
Rental income	$533,199	$544,015	$10,816
Interest income	4,800	8,874	4,074
Other income	0	3,107	3,107

TOTAL OPERATING REVENUES	$537,999	$555,996	$17,997

OPERATING EXPENSES
Insurance	$9,768	$11,739	$(1,971)
Management fees	54,849	54,932	(83)
Overhead allowance	4,425	4,442	(17)
Advisory Board	3,500	2,625	875
Administrative	11,998	14,813	(2,815)
Professional services	14,920	17,043	(2,123)
Auditing	16,500	16,500	0
Legal	9,000	3,033	5,967
Property Expenses	4,725	1,555	3,170

TOTAL OPERATING EXPENSES	$129,685	$126,683	$3,002

INVESTIGATION AND RESTORATION EXPENSES	$0	$124	$(124)

NON-OPERATING EXPENSES
Depreciation	62,292	55,862	6,430
Amortization	3,198	4,296	(1,098)
Settlement Expense	0	25,000	(25,000)

TOTAL NON-OPERATING EXPENSES	$65,490	$85,158	$(19,668)

TOTAL EXPENSES	$195,175	$211,965	$(16,790)

NET INCOME	$342,824	$344,031	$1,207

			VARIANCE
OPERATING CASH RECONCILIATION:
Depreciation and amortization	65,490	60,158	(5,332)
Recovery of amounts previously written off	0	(3,107)	(3,107)
(Increase) Decrease in current assets	(151,269)	(122,578)	28,691
Increase (Decrease) in current liabilities	9,673	(53,603)	(63,276)
(Increase) Decrease in cash reserved for payables	(11,044)	52,226	63,270
Current cash flows advanced from (reserved for) future distributions	74,000	99,000	25,000

Net Cash Provided From Operating Activities	$329,674	$376,127	$46,453

CASH FLOWS (USED IN) FROM INVESTING AND FINANCING ACTIVITIES
Indemnification Trust (Interest earnings reinvested)	(3,600)	(5,429)	(1,829)
Building improvements	(75,000)	0	75,000
Recovery of amounts previously written off	0	3,107	3,107

Net Cash (Used In) From Investing And Financing Activities	$(78,600)	$(2,322)	$76,278

Total Cash Flow For Quarter	$251,074	$373,805	$122,731

Cash Balance Beginning of Period	755,091	851,652	96,561
Less 2nd quarter distributions paid 8/06	(325,000)	(350,000)	(25,000)
Change in cash reserved for payables or future distributions	(64,327)	(151,226)	(86,899)

Cash Balance End of Period	$616,838	$724,231	$107,393

Cash reserved for 3rd quarter 2006 L.P. distributions	(325,000)	(370,000)	(45,000)
Cash reserved for payment of accrued expenses	(65,903)	(101,783)	(35,880)
Cash advanced from (reserved for) future distributions	(97,000)	(122,000)	(25,000)

Unrestricted Cash Balance End of Period	$128,936	$130,448	$1,512

	PROJECTED	ACTUAL	VARIANCE
* Quarterly Distribution	$325,000	$370,000	$45,000
Mailing Date	11/15/2006	(enclosed )	—

*	Refer to distribution letter for detail of quarterly distribution.

PROJECTIONS FOR	DIVALL INSURED INCOME PROPERTIES 2 LP
DISCUSSION PURPOSES	2006 PROJECTED PROPERTY SUMMARY

AND RELATED RECEIPTS

FOR CURRENT OPERATING PROPERTIES

AS OF SEPTEMBER 30, 2006

PORTFOLIO	(Note 1)
		REAL ESTATE			EQUIPMENT					TOTALS
CONCEPT	LOCATION	COST	ANNUAL BASE RENT	% YIELD	LEASE EXPIRATION DATE	COST	PRINCIPAL RETURNED AS OF 1/1/94	ANNUAL LEASE RECEIPTS	% RETURN	COST	ANNUAL RECEIPTS	RETURN
APPLEBEE’S	COLUMBUS, OH	1,059,465	135,780	12.82%		84,500	29,849	0	0.00%	1,143,965	135,780	11.87%
BLOCKBUSTER (2)	OGDEN, UT	646,425	108,250	16.75%						646,425	108,250	16.75%
DENNY’S	PHOENIX, AZ	972,726	65,000	6.68%		183,239	0	0	0.00%	1,155,965	65,000	5.62%
CHINESE SUPER BUFFET	PHOENIX, AZ	865,900	66,000	7.62%		221,237	0	0	0.00%	1,087,137	66,000	6.07%
DAYTONA’S All SPORTS CAFÉ	DES MOINES, IA	845,000	70,000	8.28%		52,813	0	0	0.00%	897,813	70,000	7.80%
KFC	SANTA FE, NM	451,230	60,000	13.30%						451,230	60,000	13.30%

Note:

1:	This property summary includes only property and equipment held by the Partnership as of September 30, 2006.
2:	The Blockbuster lease expired as of January 31, 2006 in the 6,000 square foot space. Management negotiated a lease renewal agreement with Blockbuster and the new lease is set to expire on January 31, 2008.
3:	In January of 2006, the owners of the Panda Buffet informed Management that they intended to exercise their purchase option in relation to the property. The property was to be sold at a sales price of $525,000 and closing was anticipated to be in the Second Quarter of 2006. However, the sales contract expired and the property is not going to be sold at this time. The current lease remains in effect until the year 2013.
4:	In June of 2006, Management executed a listing agreement (current asking price of $1.7 million) for the sale of the property.

PROJECTIONS FOR	DIVALL INSURED INCOME PROPERTIES 2 LP
DISCUSSION PURPOSES	2006 PROJECTED PROPERTY SUMMARY

AND RELATED RECEIPTS

FOR CURRENT OPERATING PROPERTIES

AS OF SEPTEMBER 30, 2006

PORTFOLIO	(Note 1)
		REAL ESTATE			EQUIPMENT					TOTALS
CONCEPT	LOCATION	COST	ANNUAL BASE RENT	% YIELD	LEASE EXPIRATION DATE	COST	PRINCIPAL RETURNED AS OF 1/1/94	ANNUAL LEASE RECEIPTS	% RETURN	COST	TOTAL RECEIPTS	RETURN
POPEYE’S	PARK FOREST, IL	580,938	77,280	13.30%						580,938	77,280	13.30%
SUNRISE PRESCHOOL (4)	PHOENIX, AZ	1,084,503	127,665	11.77%		79,219	33,047	0	0.00%	1,182,735	127,665	10.79%
						19,013	6,710	0	0.00%
PANDA BUFFET (3)	GRAND FORKS, ND	739,375	35,000	4.73%						739,375	35,000	4.73%
WENDY’S	AIKEN, SC	633,750	90,480	14.28%						633,750	90,480	14.28%
WENDY’S	CHARLESTON, SC	580,938	77,280	13.30%						580,938	77,280	13.30%
WENDY’S	N. AUGUSTA, SC	660,156	87,780	13.30%						660,156	87,780	13.30%
WENDY’S	AUGUSTA, GA	728,813	96,780	13.28%						728,813	96,780	13.28%
WENDY’S	CHARLESTON, SC	596,781	76,920	12.89%						596,781	76,920	12.89%
WENDY’S	AIKEN, SC	776,344	96,780	12.47%						776,344	96,780	12.47%
WENDY’S	AUGUSTA, GA	649,594	86,160	13.26%						649,594	86,160	13.26%
WENDY’S	CHARLESTON, SC	528,125	70,200	13.29%						528,125	70,200	13.29%
WENDY’S	MT. PLEASANT, SC	580,938	77,280	13.30%						580,938	77,280	13.30%
WENDY’S	MARTINEZ, GA	633,750	84,120	13.27%						633,750	84,120	13.27%

PORTFOLIO TOTALS		13,614,751	1,588,755	11.67%		640,021	69,606	0	0.00%	14,254,772	1,588,755	11.15%

Note:

1:	This property summary includes only property and equipment held by the Partnership as of September 30, 2006.
2:	The Blockbuster lease expired as of January 31, 2006 in the 6,000 square foot space. Management negotiated a lease renewal agreement with Blockbuster and the new lease is set to expire on January 31, 2008.
3:	In January of 2006, the owners of the Panda Buffet informed Management that they intended to exercise their purchase option in relation to the property. The property was to be sold at a sales price of $525,000 and closing was anticipated to be in the Second Quarter of 2006. However, the sales contract expired and the property is not going to be sold at this time. The current lease remains in effect until the year 2013.
4:	In June of 2006, Management executed a listing agreement (current asking price of $1.7 million) for the sale of the property.